SCHEDULE 13D

(RULE 13d-101)

Information to be Included in Statements Filed Pursuant to
Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DATAKEY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.05
(Title of Class of Securities)

237909 10 6
(CUSIP Number)

Mary E. Schaffner
Robert J. Kaukol
Wells Fargo & Company
MAC N9305-173
Wells Fargo Center
Sixth and Marquette
Minneapolis, MN  55479
(612) 667-2367
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP NO. 237909 10                                         Page 2 of 9


1) NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Norwest Equity Partners V, LP/41-1799874

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
          (See Instructions)                                   (b)  [X]

3)        SEC USE ONLY

4)        SOURCE OF FUNDS (SEE INSTRUCTIONS)

            Not applicable (see Item 5(c))

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    640,516(1)(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 640,516(1)(2)
PERSON WITH        (10) SHARED DISPOSITIVE POWER

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             640,516(1)(2)

12)        CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                               [ ]

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.9%

14)         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             PN

______________________
(1) Consists of the total number of shares of common stock of DataKey, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in
Item 5 of this statement.

(2) Includes 150,000 shares issuable upon conversion of convertible preferred stock.

13D

CUSIP NO. 237909 10                                         Page 3 of 9


1) NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Itasca Partners V, LLP/41-1799877

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
          (See Instructions)                                   (b)  [X]

3)        SEC USE ONLY

4)        SOURCE OF FUNDS (SEE INSTRUCTIONS)

            Not applicable (see Item 5(c))

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    640,516(1)(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 640,516(1)(2)
PERSON WITH        (10) SHARED DISPOSITIVE POWER

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             640,516(1)(2)

12)        CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                               [ ]

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.9%

14)         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             PN

______________________
(1) Consists of the total number of shares of common stock of DataKey, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in
Item 5 of this statement.

(2) Includes 150,000 shares issuable upon conversion of convertible preferred stock.


13D

CUSIP NO. 237909 10                                         Page 4 of 9


1) NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            John E. Lindahl/###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
          (See Instructions)                                   (b)  [X]

3)        SEC USE ONLY

4)        SOURCE OF FUNDS (SEE INSTRUCTIONS)

            Not applicable (see Item 5(c))

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    640,516(1)(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 640,516(1)(2)
PERSON WITH        (10) SHARED DISPOSITIVE POWER

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             640,516(1)(2)

12)        CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                               [ ]

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.9%

14)         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

______________________
(1) Consists of the total number of shares of common stock of DataKey, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in
Item 5 of this statement.

(2) Includes 150,000 shares issuable upon conversion of convertible preferred stock.



13D

CUSIP NO. 237909 10                                         Page 5 of 9


1) NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            George J. Still, Jr./###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
          (See Instructions)                                   (b)  [X]

3)        SEC USE ONLY

4)        SOURCE OF FUNDS (SEE INSTRUCTIONS)

            Not applicable (see Item 5(c))

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    640,516(1)(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 640,516(1)(2)
PERSON WITH        (10) SHARED DISPOSITIVE POWER

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             640,516(1)(2)

12)        CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                               [ ]

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.9%

14)         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

______________________
(1) Consists of the total number of shares of common stock of DataKey, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in
Item 5 of this statement.

(2) Includes 150,000 shares issuable upon conversion of convertible preferred stock.


13D

CUSIP NO. 237909 10                                         Page 6 of 9


1) NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            John P. Whaley/###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
          (See Instructions)                                   (b)  [X]

3)        SEC USE ONLY

4)        SOURCE OF FUNDS (SEE INSTRUCTIONS)

            Not applicable (see Item 5(c))

5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

6)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (7)  SOLE VOTING POWER
SHARES                    640,516(1)(2)
BENEFICIALLY       (8)  SHARED VOTING POWER
OWNED BY                  0
EACH               (9)  SOLE DISPOSITIVE POWER
REPORTING                 640,516(1)(2)
PERSON WITH        (10) SHARED DISPOSITIVE POWER

11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             640,516(1)(2)

12)        CHECK IF THE AGGREATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                               [ ]

13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.9%

14)         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

______________________
(1) Consists of the total number of shares of common stock of DataKey, Inc. held of record by all reporting persons. The respective number of shares, if any, held of record by each reporting person is set forth in
Item 5 of this statement.

(2) Includes 150,000 shares issuable upon conversion of convertible preferred stock.



13D

CUSIP NO. 237909 10                                      Page 7 of 9

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $.05 per share of DataKey, Inc., whose executive offices are located at 407 West
Travelers Trail, Burnsville, MN 55337.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c) This statement is filed by the entities and persons listed below solely to reflect a decrease in their respective percentage of beneficial ownership of the common stock of Datakey, Inc., caused by an increase in the number of shares of the outstanding common stock of Datakey, Inc.

         Norwest Equity Partners V, LP
         Itasca Partners V, LLP
         John E. Lindahl
         George J. Still, Jr.
         John P. Whaley

Norwest Equity Partners V, LP ("NEP V") is a Minnesota limited partnership, of which Itasca Partners V, LLP ("Itasca V") is the general partner whose managing partners are George J. Still, Jr. and John E. Lindahl and whose managing administrative partner is John P. Whaley.

(d) During the last five years, none of the persons listed above has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the entities listed above was organized under the laws of the state of Minnesota. Each of the natural persons listed above is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of common stock that are the subject of this statement are held of record by NEP V. See Item 5(c).

ITEM 4.  PURPOSE OF TRANSACTION.

The shares of common stock that are the subject of this statement are held of record by NEP V. NEP V is holding the shares for investment.


13D

CUSIP NO. 237909 10                                      Page 8 of 9



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) All reporting persons, as a group, may be deemed to beneficially own an aggregate of 640,516 shares of common stock. NEP V is the record holder of all 640,516 shares. Messrs. Lindahl, Still, and Whaley may be deemed to beneficially own 640,516 shares by reason of their affiliation with NEP V. See Item 2 for information concerning this affiliation.

(b) NEP V has sole voting and sole disposition power of the shares of common stock held of record by it.

(c)  Not applicable.

(d) With the exception of the persons who are the holders of record of the shares of Common Stock listed above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting persons.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date:  September 7, 2000

NORWEST EQUITY PARTNERS V, L.P.

By ITASCA PARTNERS V, L.L.P., as general partner



By: /s/ John P. Whaley
         John P. Whaley, As Managing Administrative
           Partner


13D

CUSIP NO. 237909 10                                      Page 9 of 9



AGREEMENT


The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is attached, together with any amendments thereto, shall be filed by Norwest Equity Partners V, LP on its own behalf and on behalf of (a) Itasca Partners V, LLP, a Minnesota limited liability partnership whose general partners are John E. Lindahl and George J. Still, Jr., and whose managing general partner is John P. Whaley.

Dated:  September 7, 2000

NORWEST EQUITY PARTNERS V, LP
By ITASCA PARTNERS V., LLP



/s/ John P. Whaley
  John P. Whaley, As Managing Administrative
    Partner


ITASCA PARTNERS V, LLP



/s/ John P. Whaley
  John P. Whaley, As Managing Administrative
    Partner



/s/ John P. Whaley
  John P. Whaley, Attorney-in-Fact
    For John E. Lindahl



/s/ John P. Whaley
  John P. Whaley, Attorney-in-Fact
    George J. Still, Jr.